List of Subsidiaries

604587 British Columbia Ltd. was incorporated pursuant to the laws of British Columbia, Canada, on April 3, 2000.

Home Finders Realty Ltd. was incorporated pursuant to the laws of British Columbia, Canada, on April 1, 1981, under the name Curtis-Anne Properties Ltd. On October 22, 1984, the company changed its name to ABC Home Finders Realty
Ltd. On October 9, 1992,  the company  changed its name to Home  Finders  Realty
Ltd.

Most Referred Real Estate Agents Inc. was incorporated pursuant to the Canada Business Corporations Act on August 5, 1997, under the name Canada's Most
Referred Realtors Inc. On August 6, 1998, the company changed its name to Most Referred Real Estate Agents Inc. On September 29, 1998, the company was extra-provincially registered in British Columbia.